UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Barfresh Food Group Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

067532101

(CUSIP Number)

Gilles Gaujal

Unibel

2 Allee De Longchamp

Suresnes, France 92150

+33 (0) 1 84 02 72 50

With a Copy to:

Eric Siegel, Esq.

2929 Arch Street

Philadelphia, PA 19104

(215) 994-2757

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 067532101

1	Names of Reporting Persons Unibel

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 23,437,500(1) (2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 23,437,500(1) (2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,437,500(1) (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 18.9%(1) (2)

14	Type of Reporting Person CO

(1) Including 7,812,500 shares issuable upon the exercise of a Warrant.

(2) The beneficial ownership of shares of Common Stock and the calculation of the percentage beneficial ownership thereof of Unibel set forth above excludes shares of Common Stock that may be deemed to be beneficially owned by Unibel by reason of the Investor Rights Agreement (as defined and described below).

Item 1.  Security and Issuer.

(a)  This statement on Schedule 13D relates to the Common Stock of Barfresh Food Group Inc., a Delaware corporation (the “Issuer”).

(b)  The principal executive offices of the Issuer are located at 8383 Wilshire Blvd., Suite 750, Beverly Hills, California 90211.

Item 2.  Identity and Background.

This statement is being filed by Unibel, a société anonyme à directoire et conseil de surveillance (“Unibel”). Unibel is organized under the laws of France, and the address of its principal office is 2 Allee De Longchamp, Suresnes, France 92150. Unibel is a French international family business led by fifth-generation family members, and parent company of Bel Group, which manufactures and distributes processed and semi-processed cheeses.

During the last five years, Unibel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Unibel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Unibel holds shares of the Issuer’s Common Stock and a warrant to purchase Common Stock that were acquired for $10,000,000 with Unibel’s own funds.

Item 4.  Purpose of Transaction.

On November 23, 2016, pursuant to a Securities Purchase Agreement (the “Securities Purchase Agreement”), Unibel acquired 15,625,000 shares of Common Stock and a warrant to purchase 7,812,500 shares of Common Stock (the “Warrant”).  The Securities Purchase Agreement and the Warrant contain antidilution protection.

The foregoing description of the Securities Purchase Agreement and the Warrant and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement and the Warrant, a copy of which is attached hereto as Exhibits 99.1 and 99.2.

Concurrently with the closing of the transactions contemplated by the Securities Purchase Agreement, Unibel entered into an Investor Rights Agreement with the Issuer (the “Investor Rights Agreement”), pursuant to which the Issuer agreed to provide certain registration rights with respect to the Common Stock purchased from the Issuer by Unibel and the shares of Common Stock issuable upon exercise of the Warrant.  Subject to certain limitations, the Issuer has agreed to file and maintain a registration statement covering the resale of the securities purchased pursuant to the Securities Purchase Agreement or the Warrant until all such securities have been sold or may be sold without volume limitations pursuant to Rule 144.

Additionally, on November 23, 2016, in accordance with the Investor Rights Agreement, the board of directors of the Issuer appointed Bruno Schoch to serve as a director.  Certain key stockholders have agreed to, and cause their affiliates to, vote for the director designated by Unibel. Unibel will have the right to appoint a member of the board of directors of the Issuer unless (i) Unibel has beneficial ownership of less than 75% of the securities purchased pursuant to the Securities Purchase Agreement and (ii) Unibel has beneficial ownership of less than 5.0% of the Issuer’s issued and outstanding Common Stock.

Pursuant to the Investor Rights Agreement, Unibel has agreed to a standstill restricting the acquisition of securities of the Issuer and other actions, subject to certain exceptions, that it will be subject to until the occurrence of any of the following: (i) the third anniversary of the closing of the Securities Purchase Agreement; (ii) such time that Riccardo Delle Coste is no longer the Chief Executive Officer and a director of the Issuer; (iii) the Issuer institutes a voluntary proceeding, or becomes the subject of an involuntary proceeding which involuntary proceeding is not dismissed within sixty (60) days, under any bankruptcy act, insolvency law or any law for the relief of debtors; (iv) the Issuer has a receiver appointed to manage its affairs, which appointment is not dismissed, vacated or stayed within sixty (60) days; (v) the Issuer executes a general assignment for the benefit of creditors; or (vi) the Issuer initiates a process to sell the Issuer or all or substantially all of the assets of the Issuer.

The Investor Rights Agreement contains a provision that requires the Issuer to purchase, so long as Unibel beneficially owns at least 50% of the securities purchased pursuant to the Securities Purchase Agreement or 5.0% or more of the Issuer’s issued and outstanding Common Stock, any and all outstanding securities purchased by Unibel pursuant to the Securities Purchase Agreement. The provision is triggered if (i) the Issuer issues, or Riccardo Delle Coste or Steven Lang or the Issuer’s other executive officers or directors or their respective Affiliates (as defined in the Investor Rights Agreement) sell any securities to certain competitors of Unibel (or person known to be an Affiliate thereof) after reasonable inquiry; provided that the provision does not apply to open market transactions; or (ii) the Issuer takes any action (not approved by Unibel’s board designee) that causes or would reasonably be expected to cause Unibel material disrepute.

The Investor Rights Agreement also provides Unibel with preemptive rights to purchase its pro rata share of certain issuances of securities by the Issuer.

The foregoing description of the Investor Rights Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Investor Rights Agreement, a copy of which is attached hereto as Exhibit 99.3.

Unibel acquired the Common Stock and the Warrant from the Issuer for investment purposes.

Consistent with these investment purposes, the Issuer, including Bruno Schoch, the director currently appointed to the Issuer’s board of directors by Unibel, may have discussions with management and other members of the board of directors of the Issuer from time to time, and may make suggestions and give advice to the Issuer, including with respect to strategic matters.

Unibel intends to continuously review the investment in the Issuer, and may in the future determine (subject to the terms of the Investor Rights Agreement, to the extent applicable) (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the penultimate paragraph of this Item 4. Notwithstanding anything contained herein, Unibel specifically reserves the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), Unibel currently expects that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; developments with respect to the business of the Issuer; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a)  Reference is made to rows 7, 9, 11 and 13 of the cover page, which items are incorporated by reference.  The calculation of percentage of beneficial ownership in such row 13 was calculated using information provided by the Issuer in the Securities Purchase Agreement, which stated that 100,891,304 shares of Common Stock were issued and outstanding.

(b)  Unibel has the sole power to vote or to direct the voting of all such shares described in Item 5(a) above.  Unibel has the sole power to dispose or direct the disposition of all such shares described in Item 5(a) above.  Unibel does not have shared power to vote or to direct the vote of any such shares described in Item 5(a) above, and does not have shared power to dispose or direct the disposition of any such shares described in Item 5(a) above.

(c)  The transactions described in Item 4 herein, which are incorporated by reference into this Item 5(c), represent all of the transactions in the securities of the Issuer that were effected in the past sixty days by Unibel.  Except as set forth in Item 4, within the last 60 days, no reportable transactions were effected by Unibel.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the descriptions of the Securities Purchase Agreement, the Warrant, and the Investor Rights Agreement, which descriptions are set forth in Item 4 and which are incorporated herein by reference.  The Securities Purchase Agreement, the Warrant, and the Investor Rights Agreement are set forth as Exhibits 99.1, 99.2, and 99.3 hereto, respectively.

Item 7.  Material to Be Filed as Exhibits.

The following documents are filed as exhibits:

EXHIBITS

99.1	Securities Purchase Agreement, dated November 23, 2016, by and between the Issuer and Unibel.

99.2	Series K Common Stock Purchase Warrant, dated November 23, 2016.

99.3	Investor Rights Agreement, dated November 23, 2016, by and between the Issuer and Unibel.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2016

UNIBEL

By:	/s/ Gilles Gaujal
Name:	Gilles Gaujal
Title:	General Secretary